FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                   28 May 2003


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Section 198 - Capital Group sent to the London Stock Exchange on 28 May 2003






                                   SCHEDULE 10
                    NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

mmO2 plc


2. Name of shareholder having a major interest

The Capital Group Companies Inc.


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of 2 above


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Capital International Limited:

Registered Name                                          Number of Shares

State Street Nominees Limited                                   4,037,650
Canary Wharf
27th Floor, 1 Canada Square
London  E14 5AF

Bank of New York Nominees                                     103,084,457
Bank of New York
3 Birchin Lane
London
EC3V 9BY

Chase Nominees Ltd                                             56,406,740
Woolgate House
Coleman Street
London  EC2P 2HD

Midland Bank plc                                                2,308,900
5 Laurence Hill
Poutney Hill
London  EC4R OE

Bankers Trust                                                  37,517,142
59 1/2 Southmark Street
2nd Floor
London  SE1 OHH

Barclays Bank                                                   1,764,100
Barclays Global Securities Services
8 Angel Court
London  EC2R 7HT

Citibank London                                                 1,100,600
11 Old Jewry
London  EC2R 8D8

Morgan Guaranty                                                 4,756,300
83 Pall Mall
London  SW1Y 5ES

Nortrust Nominees                                              37,841,498
155 Bishopsgate
London  EC2M 3XS

State Street Bank & Trust Co                                    3,736,200

Deutsche Bank AG                                               13,824,761
23 Great Winchester Street
London  EC2P 2AX

HSBC Bank plc                                                  14,458,649
Securities Services
Mariner House
Pepys Street
London  EC3N 4DA

Mellon Bank NA                                                  4,817,532
London Branch
London

Northern Trust AVFC                                             2,719,914
South Africa

KAS UK                                                            394,200
Kass Associate
PO Box 178
1000 AD Amsterdam

Mellon Nominees (UK) Ltd                                        1,232,800
150 Buchanan Street
Glasgow G1 2DY

Bank One London                                                 3,682,600

Clydesdale Bank plc                                               401,900

Northern Trust                                                 18,350,881
C/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS

MSS Nominees Limited                                              179,500
Midland Bank plc
Mariner House, Pepys
London EC3N 4DA


Capital International S.A.:

Bank of New York Nominees                                         327,900
Bank of New York
3 Birchin Lane
London  EC3V 9BY

Chase Nominees Limited                                          6,541,577
Woolgate House
Coleman Street
London  EC2P 2HD

Midland Bank plc                                                  161,000
5 Laurence
Poutney Hill
EC4R OE

Royal Bank of Scotland                                          4,083,000
Regents House
42 Islington High Street
London  N1 8XL

Lloyds Bank                                                       406,000
Central Settlement Section
Branches Stock Office
34 Threadneedle Street
London

Vidacos Nominees Ltd                                              261,000
Citibank NA
Lewisham House
25 Molesworth Street
London SE13 7EX

Deutsche Bank AG                                                  126,500
23 Great Winchester Street
London
EC2P 2AX

State Street Nominees Limited                                      29,800
Canary Wharf
27th Floor, 1 Canada Square
London E14 5AF

Barclays Bank                                                     125,500
Barclays Global Securities services
8 Angel Court
London EC2R 7HT

Brown Bros.                                                        77,300
One Mellon Bank Center
Pittsburgh, PA 15258

Nortrust Nominees                                                  32,700
155 Bishopsgate
London EC2M 3XS

Morgan Stanley                                                     38,100

J.P. Morgan                                                     1,212,795

RBSTB Nominees Ltd                                                 94,300
67 Lombard St
London EC3 3DL

HSBC Bank plc                                                     186,200
Securities Services, Mariner House
Pepys Street
London EC3N 4DA

State Street Bank & Trust Co.                                     500,100

Citibank NA                                                       408,900
Toronto


Capital International, Inc.:

State Street Nominees Limited                                  22,539,650
Canary Wharf
27th floor, 1 Canada Square
London E14 5AF

Bank of New York Nominees                                       5,922,765
Bank of New York
3 Birchin Lane
London EC3V 9BY

Chase Nominees Limited                                         32,568,824
Woolgate House
Coleman Street
London EC2P 2HD

Nortrust Nominees                                               3,516,400
155 Bishopsgate
London EC2M 9XS

State Street Bank & Trust Co.                                   2,675,394

Citibank NA                                                     3,636,500
Toronto

Chase Manhattan Nominee Ltd                                       212,900
Australia

HSBC Bank plc                                                     327,800
Securities Services
Mariner House
Pepys Street
London EC3N 4DA

Midland Bank plc                                                  238,400
5 Laurence
Poutney Hill
London EC4R 0E

Citibank London                                                   724,700
11 Old Jewry
London EC2R 8DB

Deutsche Bank Mannheim                                            153,000

Deutsche Bank AG                                                  257,500
23 Great Winchester Street
London EC2P 2AX

Bankers Trust                                                     133,400
59 1/2 Southmark Street
2nd Floor
London SE1 0HH

Capital Research and Management Company:

State Street Nominees Limited                                  21,174,000
Canary Wharf
27th Floor, 1 Canada Square
London E14 5AF

Chase Nominees Limited                                        367,500,000
Woolgate House
Coleman Street
London
EC2P 2HD


Capital Guardian Trust Company

State Street Nominees Limited                                  33,665,600
Canary Wharf
27th Floor, 1 Canada Square
London E14 5AF

Chase Nominees Limited                                         94,364,912
Woolgate House
Coleman Street
London EC2P 2HD

Midland Bank plc                                               31,667,800
5 Laurence
Poutney Hill
London EC4R 0E

Nortrust Nominees                                              31,454,900
155 Bishopsgate
London EC2M 3XS

Mellon Nominees (UK) Limited                                    3,000,100
150 Buchanan Street
Glasgow G1 2DY

ROY Nominees Limited                                              144,800
71N Queen Victoria Street
London EC4V 4DE

State Street Bank & Trust Co                                      283,700

MSS Nominees Limited                                              342,000
Midland Bank plc
Mariner House
Pepys Street
London EC3N 4DA

Royal Bank of Scotland                                            123,000
Regents House
42 Islington High Street
London N1 8XL

Citibank London                                                 3,442,700
11 Old Jewry
London EC2R 8DS

Bankers Trust                                                   9,979,300
59 1/2 Southmark Street
2nd Floor
London SE1 0HH

BT Globenet Nominees Limited                                    1,954,100
1 Appold Street
Broadgate
London EC2A 2HE

Bank of New York Nominees                                       5,418,500
Bank of New York
3 Birchin Lane
London EC3V 9BY

Barclays Bank                                                   5,122,000
Barclays Global Securities Services
8 Angle Court
London EC2R 7HT

HSBC Bank plc                                                      35,100
Securities Services
Mariner House
Pepys Street
London EC3N 3DA


5. Number of shares / amount of stock acquired

N/A


6. Percentage of issued class

N/A


7. Number of shares / amount of stock disposed

37,459,800


8. Percentage of issued class

0.432 %


9. Class of security

Ordinary shares of 0.1p each


10. Date of transaction

26 May 2003 - Date of Section 198 Notification


11. Date company informed

27 May 2003


12. Total holding following this notification

1,009,808,741


13. Total percentage holding of issued class following this notification

11.647%


14. Any additional information

Notification in respect of section 198 Companies Act 1985


15. Name of contact and telephone number for queries

Paul Moore - 01753 628293


16. Name and signature of authorised company official responsible for making this notification

Paul Moore


Date of notification

28 May 2003


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.




                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 28 May 2003                          By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary